ION Acquisition Corp. 2 Ltd.

89 Medinat Hayehudim Street

Herzliya 5676672, Israel

November 8, 2021

VIA EDGAR

Division of Corporation Finance
Office of Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	ION Acquisition Corp. 2, Ltd.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 5, 2021
File No. 333-258472

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, ION Acquisition Corp. 2 Ltd. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 3:30 p.m., prevailing Eastern Time, on November 10, 2021, or as soon as practicable thereafter.

Please contact Jason Rocha (email: jason.rocha@whitecase.com or telephone: (713) 496-9732) or Colin Diamond (email: cdiamond@whitecase.com or telephone: (212) 819-8754) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,
		By:	/s/ Anthony Reich
cc:	Jason Rocha, White & Case LLP	Name:	Anthony Reich
	Colin Diamond, White & Case LLP	Title:	Chief Financial Officer